SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 15, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications reports second quarter 2018 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2018 RESULTS1

ADJUSTED EBITDA2 TOTALED NIS 172 MILLION

CELLULAR POST-PAID SUBSCRIBERS BASE INCREASED BY 9 THOUSAND

CELLULAR ARPU, EXCLUDING A ONE-TIME PROVISION, TOTALED NIS 59 COMPARED TO
NIS 58 IN Q1 2018

ISAAC BENBENISTI, PARTNER CEO NOTED: "WITHIN THE FIRST YEAR OF COMMERCIAL
LAUNCH, PARTNER TV IS DISRUPTING THE MULTI-CHANNEL TV MARKET AND TODAY
OVER 100,000 HOUSEHOLDS ARE CONNECTED TO THE SERVICE.  PARTNER TV IS THE
FASTEST GROWING TV SERVICE IN ISRAEL. IN ADDITION, WE HAVE MADE SUBSTANTIAL
PROGRESS ON OUR FIBER OPTIC INFRASTRUCTURE DEPLOYMENT, REACHING OVER
170,000 HOUSEHOLDS IN DOZENS OF CITIES THROUGHOUT ISRAEL, WITH FIBER
INFRASTRUCTURE ENABLING SPEEDS OF UP TO 1,000 MBPS."

IN ACCORDANCE WITH THE COMPANY'S ORDINARY SHARES BUY-BACK PLAN IN A
TOTAL AMOUNT OF UP TO NIS 200 MILLION, THE COMPANY'S BOARD OF DIRECTORS
APPROVED THE REPURCHASE OF A SECOND TRANCHE IN AN AGGREGATE AMOUNT OF
UP TO NIS 50 MILLION

Second quarter 2018 highlights (compared with second quarter 2017)

•	Total Revenues: NIS 797 million (US$ 218 million), a decrease of 1%
•	Service Revenues: NIS 620 million (US$ 170 million), a decrease of 4%
•	Equipment Revenues: NIS 177 million (US$ 48 million), an increase of 11%
•	Total Operating Expenses (OPEX2): NIS 492 million (US$ 135 million), an increase of 4%
•	Adjusted EBITDA: NIS 172 million (US$ 47 million), a decrease of 36%
•	Adjusted EBITDA Margin[2]: 22% of total revenues compared with 33%
•	Profit for the Period: NIS 2 million (US$ 1 million), a decrease of NIS 44 million
•	Net Debt[2]: NIS 893 million (US$ 245 million), a decrease of NIS 188 million
•	Adjusted Free Cash Flow (before interest) [2]: NIS 55 million (US$ 15 million), a decrease of NIS 153 million
•	Cellular ARPU: NIS 57 (US$ 16), a decrease of 8%
•	Cellular Subscriber Base: approximately 2.65 million at quarter-end, a decrease of 1%
•	TV Subscriber Base: 83 thousand households at quarter-end

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Rosh Ha’ayin, Israel, August 15, 2018 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended June 30, 2018.

Commenting on the second quarter 2018 results, Mr. Isaac Benbenisti, CEO of Partner noted:

"This is the twelfth consecutive quarter in which we report growth in our cellular Post-Paid subscriber base. In the second quarter we continued to grow in Post-Paid subscribers with a net add of 9 thousand subscribers, totaling 25 thousand net adds of Post-Paid subscribers since the beginning of the year. In the second quarter of 2018, we expanded the VoLTE (Voice over LTE) implementation in Partner's core cellular network and we continue to lead the market with added value offerings, unique services, wide network deployment and excellent customer service for the group's customers.

A year ago, we started the commercial phase of two strategic activities – TV services and internet based on independent optic fiber infrastructure. Within only one year, Partner TV caused a disruption in the multi-channel TV market and today over 100,000 households are already connected to the service. Partner TV is the fastest growing TV service in Israel thanks to, among other reasons, the innovative viewing experience that it provides to viewers. In July, we launched the wholesale market service based on HOT's infrastructure, with bundle and triple offerings, and with this the company was the first to offer internet services over all the main platforms including optic fiber, LTE and the infrastructures of Bezeq and HOT. The launch of the wholesale market service based on HOT's infrastructure eases the transition from cable service to Partner's advanced TV service.

At the same time, Partner continues to deploy fiber optic infrastructure independently throughout Israel at a faster deployment rate compared to other companies, as part of the deployment of Partner Fiber, which we announced a year ago. We have already reached more than 170,000 households in dozens of cities, with fiber infrastructure enabling speeds of up to 1,000 mbps and with attractive offers which also incorporate Partner TV.

In addition, as part of the company's strategy, we continue to examine new potential growth engines, among others, in the fintech and finance industries, including through a company acquisition or independent, organic activity.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the second quarter 2018 results:

“The second quarter of 2018 was characterized by increased competition in the cellular market with the entry of a sixth operator to the market, as reflected in the increase in the level of subscriber porting between operators and overall price pressures in the cellular market - although these trends have slowed since the peak in May. Partner experienced an increase in the quarterly cellular churn rate which increased to 10%. Nevertheless, even under current competitive market conditions, Partner reported an increase in the Post-Paid cellular subscriber base of 9 thousand in the second quarter. In addition, our cellular ARPU, excluding a one-time provision, totaled NIS 59, an increase of NIS 1 compared with the first quarter of the year.

In the fixed-line segment, Partner continued to report growth with recruitment of TV subscribers, and this growth engine, together with growth in internet services (including the impact of revenues from optic fiber subscribers) resulted in a quarterly net growth in revenues of NIS 8 million compared to the first quarter of 2018. This is the fourth consecutive quarter in which we report revenue growth from fixed line services, and compared to the second quarter of 2017, fixed line services revenues increased by 9%.

Free Cash Flow for the quarter totaled NIS 55 million, following investments in our fiber optic infrastructure and TV service - investments which we believe will constitute growth engines for the Company in the coming years. The rapid growth rate in Partner TV households is already reflected in revenue growth. In addition, the accelerated fiber deployment, reflected by a growth of over 25 thousand households from the end of the second quarter, with a reach of 145 thousand households, and until today, with a reach of over 170 thousand households, supports our TV offering and improves the economic returns compared with the wholesale market service which is implemented today, in addition to the technological advantages of this infrastructure compared to the alternatives.

On the debt side, we ended the quarter with a net debt of less than NIS 0.9 billion, and the effect of the decline in our debt during the past year, as well as the decrease in our average interest rate, is reflected in a decrease in our finance expenses. Our strong balance sheet structure continues to offer us the ability to examine additional growth opportunities and opportunities that differentiate us from our competitors.

In addition, last week we completed the first tranche under our share buyback plan with the repurchase of approximately 3.6 million of the Company's shares, in an amount of NIS 50 million (including commissions), at an average price of NIS 13.75 per share which reflects a yield of approximately 2.2% to our shareholders.”

NIS Million	Q2’18	Q1’18	Comments
Service Revenues	620	625	Excluding a one-time provision for a class action in cellular service revenues, service revenues would have increased to NIS 635 million, reflecting growth in fixed line service revenues
Equipment Revenues	177	201
Total Revenues	797	826
Gross profit from equipment sales	37	43
OPEX	492	498
Adjusted EBITDA	172	177	The decline resulted from the decline in service revenues (mainly as a result of a provision for a class action) and in gross profit from equipment, partially offset by a decline in OPEX
Profit for the Period	2	9
Capital Expenditures (additions)	98	113
Adjusted free cash flow (before interest payments)	55	21	The increase mainly reflected a decrease in CAPEX
Net Debt	893	919

	Q2’18	Q1’18	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,345	2,336	Increase of 9 thousand subscribers
Cellular Pre-Paid Subscribers (end of period, thousands)	300	331	Decrease of 31 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	57	58	The decline resulted from a provision for a class action, excluding which ARPU would have been NIS 59
Quarterly Cellular Churn Rate (%)	10.0%	8.8%	Increase in both Post-Paid and Pre-Paid churn rates

Key Financial Results

NIS MILLION (except EPS)	Q2'18	Q2'17	% Change
Revenues	797	805	-1%
Cost of revenues	661	637	+4%
Gross profit	136	168	-19%
Operating profit	22	118	-81%
Profit for the period	2	46	-96%
Earnings per share (basic, NIS)	0.01	0.29
Adjusted free cash flow (before interest)	55	208	-74%

Key Operating Indicators

	Q2'18	Q2'17	Change
Adjusted EBITDA (NIS million)	172	269	-36%
Adjusted EBITDA (as a % of total revenues)	22%	33%	-11
Cellular Subscribers (end of period, thousands)	2,645	2,662	-17
Quarterly Cellular Churn Rate (%)	10.0%	9.0%	+1.0
Monthly Average Revenue per Cellular User (ARPU) (NIS)	57	62	-5

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q2'18	Q2'17	Change %	Q2'18	Q2'17	Change %	Q2'18	Q2'17	Q2'18	Q2'17	Change %
Total Revenues	611	642	-5%	230	206	+12%	(44)	(43)	797	805	-1%
Service Revenues	454	497	-9%	210	192	+9%	(44)	(43)	620	646	-4%
Equipment Revenues	157	145	+8%	20	14	+43%			177	159	+11%
Operating Profit	12	93	-87%	10	25	-60%			22	118	-81%
Adjusted EBITDA	126	210	-40%	46	59	-22%			172	269	-36%

Financial Review

In Q2 2018, total revenues were NIS 797 million (US$ 218 million), a decrease of 1% from NIS 805 million in Q2 2017.

Service revenues in Q2 2018 totaled NIS 620 million (US$ 170 million), a decrease of 4% from NIS 646 million in Q2 2017.

Service revenues for the cellular segment in Q2 2018 totaled NIS 454 million (US$ 124 million), a decrease of 9% from NIS 497 million in Q2 2017. The decrease was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions, and a one-time provision in an amount of NIS 15 million in respect to a class action. Excluding the one-time provision, service revenues would have decreased by 6%.

Service revenues for the fixed-line segment in Q2 2018 totaled NIS 210 million (US$ 58 million), an increase of 9% from NIS 192 million in Q2 2017. The increase reflected the revenues from TV services (which started in Q3 2017) and internet services, which were partially offset principally by the decline in revenues from international calling services.

Equipment revenues in Q2 2018 totaled NIS 177 million (US$ 48 million), an increase of 11% from NIS 159 million in Q2 2017, largely reflecting higher volumes of equipment sales as well as a change in the product mix.

Gross profit from equipment sales in Q2 2018 was NIS 37 million (US$ 10 million), compared with NIS 33 million in Q2 2017, an increase of 12%, mainly reflecting the higher sales volumes and higher profit margins from sales due to a change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 492 million (US$ 135 million) in Q2 2018, an increase of 4% or NIS 20 million from Q2 2017. The increase mainly reflected the additional expenses relating to the Company's TV service and the growth in internet services. In addition, Q2 2018 OPEX included a one-time cancellation of a provision for a class action in an amount of NIS 8 million. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q2 2018 increased by 3% compared with Q2 2017.

Operating profit for Q2 2018 was NIS 22 million (US$ 6 million), a decrease of 81% compared with NIS 118 million in Q2 2017. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in Q2 2018 totaled NIS 172 million (US$ 47 million), a decrease of 36% from NIS 269 million in Q2 2017. As a percentage of total revenues, Adjusted EBITDA in Q2 2018 was 22% compared with 33% in Q2 2017.

Adjusted EBITDA for the cellular segment was NIS 126 million (US$ 35 million) in Q2 2018, a decrease of 40% from NIS 210 million in Q2 2017, mainly reflecting the decrease in cellular service revenues and the fact that since Q3 2017 the Company does not record any income with respect to the settlement agreement with Orange. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q2 2018 was 21% compared with 33% in Q2 2017.

Adjusted EBITDA for the fixed-line segment was NIS 46 million (US$ 13 million) in Q2 2018, a decrease of 22% from NIS 59 million in Q2 2017, mainly reflecting the increase in OPEX, partially offset by the increase in service revenues. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q2 2018 was 20%, compared with 29% in Q2 2017.

Finance costs, net in Q2 2018 were NIS 13 million (US$ 4 million), a decrease of 76% compared with NIS 54 million in Q2 2017. The decrease largely reflected one-time early repayment expenses recorded in Q2 2017 as well as lower interest expenses in view of the lower debt level and lower average debt interest rate.

Income tax expenses for Q2 2018 were NIS 7 million (US$ 2 million), compared with NIS 18 million in Q2 2017.

Profit in Q2 2018 was NIS 2 million (US$ 1 million), compared with NIS 46 million in Q2 2017, a decrease of NIS 44 million.

Based on the weighted average number of shares outstanding during Q2 2018, basic earnings per share or ADS, was NIS 0.01 (US$ 0.003), compared to basic earnings per share of NIS 0.29 in Q2 2017.

Cellular Segment Operational Review

At the end of Q2 2018, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.65 million, including approximately 2.35 million Post-Paid subscribers or 89% of the base, and approximately 300 thousand Pre-Paid subscribers, or 11% of the subscriber base.

During the second quarter of 2018, the cellular subscriber base decreased by approximately 22 thousand subscribers. The Post-Paid subscriber base increased by approximately 9 thousand subscribers, while the Pre-Paid subscriber base decreased by approximately 31 thousand subscribers.

The quarterly churn rate for cellular subscribers in Q2 2018 was 10.0%, compared with 9.0% in Q2 2017.

The cellular market share (based on the number of subscribers) at the end of Q2 2018 was estimated to be approximately 25%, compared to 26% in Q2 2017.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q2 2018 was NIS 57 (US$ 16), a decrease of 8% from NIS 62 in Q2 2017. The decrease mainly reflected the continued price erosion in key cellular services due to the competition in the cellular market and a one time provision for a class action in an amount of NIS 15 million. Excluding the effect of the provision recorded in Q2 2018, ARPU would have been NIS 59.

Funding and Investing Review

In Q2 2018, Adjusted Free Cash Flow totaled NIS 55 million (US$ 15 million), a decrease of 74% from NIS 208 million in Q2 2017.

Cash generated from operations decreased by 44% to NIS 159 million (US$ 44 million) in Q2 2018 from NIS 284 million in Q2 2017. The decrease mainly reflected the decrease in Adjusted EBITDA and the smaller decrease in operating assets and liabilities, and in particular in trade receivables.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 104 million (US$ 28 million) in Q2 2018, an increase of 37% from NIS 76 million in Q2 2017. The increase mainly reflected the increase in investments related to the fiber optic infrastructure deployment and TV services.

The level of Net Debt at the end of Q2 2018 amounted to NIS 893 million (US$ 245 million), compared with NIS 1,081 million at the end of Q2 2017, a decrease of NIS 188 million.

Other Developments

Further to the Company's announcement on August 6, 2018 of the completion of the first tranche of the Company's Buy-back Plan ("the Plan"), the Company's Board of Directors approved on August 14, 2018, the repurchase of a second tranche, in accordance with the Plan, of up to an aggregate amount of NIS 50 million of the Company's ordinary shares.

IFRS 16

IFRS 16, Leases (“the Standard”), was issued in January 2016 and will supersede IAS 17 Leases. The Standard is mandatory for financial years commencing on or after January 1, 2019, and early application is permitted. The Company will adopt the standard from its mandatory adoption date of January 1, 2019 (transition date).

The Standard removes the distinction between operating and finance leases for lessees. Under the new Standard, with certain exceptions, the assets (the right to use the leased item) and the financial liabilities to pay rentals will be recognized in our Statement of Financial Position, and are expected to be material. The accounting for lessors will not change significantly. In our Statement of Income, finance costs on the financial liabilities and depreciation expenses related to the rights-of-use assets will be recognized in place of rental expenses. In our Statement of Cash Flows, rental payments will be recognized as repayment of the financial liabilities and will be presented as cash used in financing activities in place of cash provided by operating activities. The implementation of the new Standard is expected to have a material positive impact on our operating profit and Adjusted EBITDA. Our profit is not expected to be materially affected.

The Company is in the process of implementing the required adjustments into the Company's information systems. The Company is currently unable to quantify the impact of the implementation of the Standard.

The Company plans to apply the Standard using the modified retrospective approach and will not restate comparative amounts for the years prior to the transition date. Any transitional adjustments will be recognized in retained earnings with the cumulative effect as of the transition date.

Conference Call Details

Partner will hold a conference call on Wednesday, August 15, 2018 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0691
North America toll-free: +1.866.229.7198
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from August 15, 2018 until September 19, 2018, at the following numbers:
International: +972.3.925.5945
North America toll-free: +1.866.276.1485
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the Company's examination of new potential growth engines, among others in the fintech and financial sectors, including through company acquisitions or independent, organic activity; the belief that the investment in the Company's fiber optic infrastructure and TV service will constitute growth engines for the Company in the coming years; the support of the accelerated fiber deployment of our TV offering and its improvement on the economic returns compared with the wholesale market service as well as its technological advantages compared to the alternatives; and the Company’s plan to continue and repurchase its shares under its buyback plan. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, the availability of financing to enable the Company to pursue the anticipated pace and volume of the Company’s fiber optic infrastructure deployment; the absence of changes in the competitive and regulatory environment which would prevent the Company from continuing its accelerated optic fiber infrastructure deployment; the Company’s ability to continue its commercial success and maintain investment and operating costs  permitting it to realize the anticipated benefits from the investment in the Company's fiber optic infrastructure and TV service; whether the Company will have the financial resources needed to continue to increase the number of customers served by its fiber optic infrastructure; as well as the risks entailed in the entry into new sectors and markets. The future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2018: US $1.00 equals NIS 3.65. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA*
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA margin (%): Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow**	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others

*  Adjusted EBITDA is fully comparable with EBITDA measure which was provided in reports for prior periods.
**Adjusted Free Cash Flow measure is fully comparable to Free Cash Flow measure which was provided in reports for prior periods.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	June 30,	December 31,	June 30,
	2018	2017	2018
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	366	867	100
Short-term deposits	291	150	80
Trade receivables	728	808	200
Other receivables and prepaid expenses	47	48	13
Deferred expenses – right of use	45	43	12
Inventories	74	93	20
	1,551	2,009	425

NON CURRENT ASSETS
Trade receivables	235	232	64
Prepaid expenses and other	6	5	2
Deferred expenses – right of use	157	133	43
Property and equipment	1,165	1,180	319
Intangible and other assets	656	697	180
Goodwill	407	407	112
Deferred income tax asset	48	55	13
	2,674	2,709	733

TOTAL ASSETS	4,225	4,718	1,158

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	June 30,	December 31,	June 30,
	2018	2017	2018
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	358	705	98
Trade payables	696	787	191
Payables in respect of employees	88	91	24
Other payables (mainly institutions)	21	31	6
Income tax payable	54	50	15
Deferred revenues from HOT mobile	31	31	8
Other deferred revenues	39	41	11
Provisions	71	75	19
	1,358	1,811	372
NON CURRENT LIABILITIES
Notes payable	975	975	267
Borrowings from banks and others	217	243	59
Liability for employee rights upon retirement, net	41	40	11
Dismantling and restoring sites obligation	21	27	6
Deferred revenues from HOT mobile	148	164	42
Other non-current liabilities	27	24	7
	1,429	1,473	392

TOTAL LIABILITIES	2,787	3,284	764

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2017 and June 30, 2018 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2017 –*168,243,913 shares
June 30, 2018 – *167,273,930 shares
Capital surplus	1,151	1,164	315
Accumulated retained earnings	510	491	140
Treasury shares, at cost December 31, 2017 – **2,850,472 shares June 30, 2018 – **3,821,809 shares	(225)	(223)	(62)
TOTAL EQUITY	1,438	1,434	394
TOTAL LIABILITIES AND EQUITY	4,225	4,718	1,158

*   Net of treasury shares.
** Including, restricted shares in amount of 1,376,381 and 1,310,457 as of and December 31, 2017 and June 30, 2018, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30,	3 month period ended June 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,623	1,608	797	805	445	218
Cost of revenues	1,349	1,291	661	637	370	181
Gross profit	274	317	136	168	75	37

Selling and marketing expenses	143	119	75	62	39	21
General and administrative expenses	91	100	46	50	25	12
Income with respect to settlement agreement with Orange		108		54
Other income, net	14	17	7	8	4	2
Operating profit	54	223	22	118	15	6
Finance income	3	1	1	1	1
Finance expenses	34	78	14	55	10	4
Finance costs, net	31	77	13	54	9	4
Profit before income tax	23	146	9	64	6	2
Income tax expenses	12	36	7	18	3	1
Profit for the period	11	110	2	46	3	1

Earnings per share
Basic	0.06	0.70	0.01	0.29	0.02	0.003
Diluted	0.06	0.69	0.01	0.29	0.02	0.003

Weighted average number of shares outstanding (in thousands)
Basic	168,319	157,746	168,291	158,442	168,319	168,291
Diluted	169,207	159,555	169,098	159,970	169,207	169,098

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	11	110	2	46	3	1
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	11	110	2	46	3	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Six months ended June 30, 2018				Six months ended June 30, 2017
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	911	334		1,245	977	309		1,286
Inter-segment revenue - Services	9	78	(87)		9	77	(86)
Segment revenue - Equipment	335	43		378	290	32		322
Total revenues	1,255	455	(87)	1,623	1,276	418	(86)	1,608
Segment cost of revenues – Services	717	334		1,051	735	293		1,028
Inter-segment cost of revenues- Services	78	9	(87)		76	10	(86)
Segment cost of revenues - Equipment	266	32		298	240	23		263
Cost of revenues	1,061	375	(87)	1,349	1,051	326	(86)	1,291
Gross profit	194	80		274	225	92		317
Operating expenses (3)	173	61		234	181	38		219
Income with respect to settlement agreement with Orange					108			108
Other income, net	13	1		14	16	1		17
Operating profit	34	20		54	168	55		223
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	219	69			218	68
–Other (1)	7				11
Segment Adjusted EBITDA (2)	260	89			397	123
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				349				520
- Depreciation and amortization				(288)				(286)
- Finance costs, net				(31)				(77)
- Income tax expenses				(12)				(36)
- Other (1)				(7)				(11)
Profit for the period				11				110

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended June 30, 2018				Three months ended June 30, 2017
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	450	170		620	493	153		646
Inter-segment revenue - Services	4	40	(44)		4	39	(43)
Segment revenue - Equipment	157	20		177	145	14		159
Total revenues	611	230	(44)	797	642	206	(43)	805
Segment cost of revenues – Services	352	169		521	363	148		511
Inter-segment cost of revenues- Services	40	4	(44)		38	5	(43)
Segment cost of revenues - Equipment	126	14		140	117	9		126
Cost of revenues	518	187	(44)	661	518	162	(43)	637
Gross profit	93	43		136	124	44		168
Operating expenses (3)	87	34		121	93	19		112
Income with respect to settlement agreement with Orange					54			54
Other income, net	6	1		7	8			8
Operating profit	12	10		22	93	25		118
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	110	36			109	35
–Other (1)	4				8	(1)
Segment Adjusted EBITDA (2)	126	46			210	59
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				172				269
- Depreciation and amortization				(146)				(144)
- Finance costs, net				(13)				(54)
- Income tax expenses				(7)				(18)
- Other (1)				(4)				(7)
Profit for the period				2				46

 PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(1)	Mainly amortization of employee share based compensation.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(3)	Operating expenses include selling and marketing expenses and general and administrative expenses.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months ended June 30,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	317	493	87
Income tax paid	(1)	(2)	*
Net cash provided by operating activities	316	491	87

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(167)	(86)	(46)
Acquisition of intangible and other assets	(75)	(72)	(21)
Proceeds from (investment in) short-term deposits, net	(141)	452	(39)
Interest received		1
Proceeds from (repayment of) derivative financial instruments, net	*	*
Consideration received from sales of property and equipment	2		1
Net cash provided by (used in) investing activities	(381)	295	(105)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance		190
Acquisition of treasury shares	(15)		(4)
Interest paid	(46)	(75)	(13)
Repayment of non-current borrowings	(375)	(720)	(103)
Net cash used in financing activities	(436)	(605)	(120)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(501)	181	(138)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	867	716	238

CASH AND CASH EQUIVALENTS AT END OF PERIOD	366	897	100

* Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	6 months ended June 30,
	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	11	110	3
Adjustments for:
Depreciation and amortization	267	268	73
Amortization of deferred expenses - Right of use	21	18	6
Employee share based compensation expenses	8	11	2
Liability for employee rights upon retirement, net	1	(3)	*
Finance costs, net	(1)	*	*
Change in fair value of derivative financial instruments		(1)
Interest paid	46	75	13
Interest received		(1)
Deferred income taxes	6	2	2
Income tax paid	1	2	*
Changes in operating assets and liabilities:
Decrease in accounts receivable:
Trade	77	215	21
Other		3
Decrease in accounts payable and accruals:
Trade	(61)	(12)	(17)
Other payables	(14)	(43)	(4)
Provisions	(4)	(2)	(1)
Deferred income with respect to settlement agreement with Orange		(108)
Deferred revenues from HOT mobile	(16)	(15)	(4)
Other deferred revenues	(1)	2	*
Increase in deferred expenses - Right of use	(47)	(61)	(13)
Current income tax	4	33	1
Decrease in inventories	19	*	5
Cash generated from operations	317	493	87

* Representing an amount of less than 1 million.

At June 30, 2018 and 2017, trade and other payables include NIS 136 million ($37 million) and NIS 101 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	6 months period ended June 30,	6 months period ended June 30,	3 months period ended June 30,	3 months period ended June 30,	6 months period ended June 30,	3 months period ended June 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	316	491	159	284	87	43
Net cash used in investing activities	(381)	295	(95)	174	(105)	(26)
Short-term investment in deposits	141	(452)	(9)	(250)	39	(2)
Adjusted Free Cash Flow	76	334	55	208	21	15

Interest paid	(46)	(75)	(11)	(58)	(13)	(3)
Adjusted Free Cash Flow After Interest	30	259	44	150	8	12

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	6 months period ended June 30,	6 months period ended June 30,	3 months period ended June 30,	3 months period ended June 30,	6 months period ended June 30,	3 months period ended June 30,
	2018	2017	2018	2017	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues – Services	1,051	1,028	521	511	288	143
Selling and marketing expenses	143	119	75	62	39	21
General and administrative expenses	91	100	46	50	25	12
Depreciation and amortization (2)	(288)	(286)	(146)	(144)	(79)	(40)
Other (1)	(7)	(11)	(4)	(7)	(2)	(1)
OPEX	990	950	492	472	271	135

(1)	Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q1' 16	Q2' 16	Q3' 16	Q4' 16	Q1' 17	Q2' 17	Q3' 17	Q4' 17	Q1' 18	Q2' 18	2016	2017
Cellular Segment Service Revenues	543	527	531	498	489	497	514	478	466	454	2,099	1,978
Cellular Segment Equipment Revenues	244	188	139	158	145	145	138	182	178	157	729	610
Fixed-Line Segment Service Revenues	222	219	220	205	194	192	194	197	202	210	866	777
Fixed-Line Segment Equipment Revenues	23	17	12	11	18	14	22	22	23	20	63	76
Reconciliation for consolidation	(55)	(54)	(53)	(51)	(43)	(43)	(42)	(45)	(43)	(44)	(213)	(173)
Total Revenues	977	897	849	821	803	805	826	834	826	797	3,544	3,268
Gross Profit from Equipment Sales	56	42	28	18	26	33	43	40	43	37	144	142
Operating Profit	54	67	64	8	105	118	92	0	32	22	193	315
Cellular Segment Adjusted EBITDA	142	155	156	109	187	210	189	124	134	126	562	710
Fixed-Line Segment Adjusted EBITDA	80	73	64	55	64	59	50	34	43	46	272	207
Total Adjusted EBITDA	222	228	220	164	251	269	239	158	177	172	834	917
Adjusted EBITDA Margin (%)	23%	25%	26%	20%	31%	33%	29%	19%	21%	22%	24%	28%
OPEX	612	572	570	570	478	472	477	519	498	492	2,324	1,946
Income with respect to settlement
agreement with Orange	54	54	55	54	54	54					217	108
Finance costs, net	24	28	30	23	23	54	15	88	18	13	105	180
Profit (loss)	14	26	19	(7)	64	46	54	(50)	9	2	52	114
Capital Expenditures (cash)	48	57	44	47	82	76	105	113	138	104	196	376
Capital Expenditures (additions)	34	40	44	84	58	78	107	174	113	98	202	417
Adjusted Free Cash Flow	114	160	215	269	126	208	202	63	21	55	758	599
Adjusted Free Cash Flow (after interest)	89	119	201	241	109	150	192	(17)	(14)	44	650	434
Net Debt	2,079	1,964	1,768	1,526	1,415	1,081	887	906	919	893	1,526	906
Cellular Subscriber Base (Thousands)	2,692	2,700	2,693	2,686	2,658	2,662	2,677	2,674	2,667	2,645	2,686	2,674
Post-Paid Subscriber Base (Thousands)	2,174	2,191	2,215	2,241	2,259	2,273	2,306	2,320	2,336	2,345	2,241	2,320
Pre-Paid Subscriber Base (Thousands)	518	509	478	445	399	389	371	354	331	300	445	354
Cellular ARPU (NIS)	67	65	66	62	61	62	64	59	58	57	65	62
Cellular Churn Rate (%)	11.2%	9.8%	9.7%	9.4%	9.8%	9.0%	9.3%	9.9%	8.8%	10.0%	40%	38%
Number of Employees (FTE)	2,827	2,740	2,742	2,686	2,580	2,582	2,696	2,797	2,778	2,808	2,686	2,797

* See footnote 2 regarding use of non-GAAP measures. Figures from 2017 include impact of adoption of IFRS15.

Disclosure for notes holders as of June 30, 2018

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.06.2018				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
C	25.04.10 24.02.11*	200 444	196	215	4	219	3.35% + CPI	30.12.16	30.12.18	30.6, 30.12	Linked to CPI	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
D	25.04.10 04.05.11*	400 146	437	437	1	441	1.328% (MAKAM+1.2%)	30.12.17	30.12.21	30.3, 30.6, 30.9, 30.12	Variable interest MAKAM (2)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1)	20.07.17 12.12.17	255 389	644	644	**	634	2.16%	25.06.20	25.06.24	25.6, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1) In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million. In December 11, 2017, the Company issued an additional Series F Notes in a principal amount of NIS 389 million. Regarding Series F Notes, the Company is required to comply with a financial ovenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of June 30, 2018, the ratio of Net Debt to Adjusted EBITDA was 1.2. Additional stipulations regarding Series F Notes mainly include: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

In September 2017, December 2017 and January 2018, the Company entered into agreements with Israeli institutional investors to issue in December 2018, December 2019 and December 2019, respectively, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 150 million, NIS 100 million and NIS 127 million, respectively. S&P Maalot has rated the additional deferred issuances with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017, December 27, 2017 and January 9, 2018.

(2) 'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

(*)   On these dates additional Notes of the series were issued. The information in the table refers to the full series.

(**) Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of June 30, 2018 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.06.2018 and 15.08.2018 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.06.2018 and 15.08.2018	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
C	S&P Maalot	ilA+	ilAA-	08/2018	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017, 08/2018	ilAA-/Stable, ilAA-/Stable, ilAA-/Negative, ilAA-/Watch Neg, ilAA-/Negative, ilAA-/Stable, ilAA-/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
D	S&P Maalot	ilA+	ilAA-	08/2018
E	S&P Maalot	ilA+	ilAA-	08/2018
F	S&P Maalot	ilA+	ilA+	08/2018	07/2017, 09/2017 12/2017, 01/2018, 08/2018	ilA+/Stable, ilA+/Stable ilA+/Stable, ilA+/Stable, ilA+/Stable

(1) In August 2018, S&P Maalot affirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated August 13, 2018.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2018

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	214,634	109,228	-	-	-	27,858
Second year	-	238,035	-	-	-	17,701
Third year	-	238,035	-	-	-	13,403
Fourth year	-	238,035	-	-	-	9,105
Fifth year and on	-	257,613	-	-	-	8,347
Total	214,634	1,080,946	-	-	-	76,414

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	33,419	-	-	-	5,933
Second year	-	52,132	-	-	-	4,823
Third year	-	52,132	-	-	-	3,542
Fourth year	-	52,132	-	-	-	2,282
Fifth year and on	-	60,185	-	-	-	1,412
Total	-	250,000	-	-	-	17,992

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2018 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	214,634	142,647	-	-	-	33,791
Second year	-	290,167	-	-	-	22,524
Third year	-	290,167	-	-	-	16,945
Fourth year	-	290,167	-	-	-	11,387
Fifth year and on	-	317,798	-	-	-	9,759
Total	214,634	1,330,946	-	-	-	94,406

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of an associate, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above – None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: August 15, 2018